OPTIONAL QUESTION & ANSWER FORMAT

100 Shares of Series A Preferred Shares

Up to $100,000

Stanley Grove LLC

THE COMPANY

1. Name of issuer: Stanley Grove LLC ("Company")

ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer:

- ✓ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- ✓ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- ✓ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- ✓ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- ✓ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- ✓ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

- o Yes
- ✓ No

Explain: _____

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Hao Wang   Dates of Board Service: January 1 , 2017

Principal Occupation: Real Estate Developer

Employer: Dates of Service: N/A

Employer's principal business: N/A

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Managing Member   Dates of Service: January 1,2017

Business Experience: real estate brokerage and investment in residential and commercial properties in the past five years.

Name: Lu Yang   Dates of Board Service: January 1 , 2017

Principal Occupation: Real Estate Developer

Employer: Dates of Service: N/A

Employer's principal business: N/A

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Managing Member   Dates of Service: January 1,2017

Business Experience: Real estate development and construction.

Employer: Singpoli Capital Corp   Employer's principal business: Real estate investment and development

Title: Investment Analyst   Dates of Service: 3/13-9/16

Responsibilities: Conducted due diligence and analysis of real estate commercial ventures and development opportunities.

Employer: King Young Construction   Employer's principal business: Residential and commercial construction   Title: Project Manager Assistant   Dates of Service: 12/10-1/13

 Responsibilities: Assisted and coordinated construction management and scheduling on residential and commercial projects.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Hao Wang

Title: Managing Member   Dates of Service: 1/1/2017   Responsibilities: Managing and supervising the development of the multi-unit townhouse project on 1128 Stanley Ave., Glendale, California.

Name: Lu Yang

Title: Managing Member   Dates of Service: 1/1/2017   Responsibilities: Managing and supervising the development of the multi-unit townhouse project on 1128 Stanley Ave., Glendale, California.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Sold	% of Voting Power Prior to Offering
Hao Wang	5,000 units of common shares	50%
Lu Yang	5,000 units of common shares	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Stanley Grove LLC ("issuer") has acquired a residential property in the City of Glendale in Sept 2016. Issuer is planning to redevelop the site into a four unit townhouse property for sale or rental. Issuer has retained an architect for the new project design and drawing and has submitted the final design and schematic to the City of Glendale for building approval. Issuer expects the final plan will be approved in May 2017 and the construction permits will be issued in October 2017. Construction will commence in the last quarter of 2017 and finish by the end of 2018. Issuer will determine the exit strategy by sale or rental based on market condition upon completion.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risk Related to the Company's Business and Industry

The Company is a newly formed single asset holding entity with no operating history.
The Company was incorporated under the laws of California on March 6, 2017. Accordingly, we have little history upon which an in-depth evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprise. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as a startup company.

As developer of a multi-family residential project, our business depends on developing and maintaining close and productive relationships with our contractor, vendors and service providers.
We depend on our contractor to complete the construction at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, labor disputes, transportation disruptions or weather conditions, could adversely affect our contractor's ability to deliver to us quality property at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular contractor or vendor could cause that vendor to increase the cost of the materials and service or decrease the quality of the service we purchase from it.

The Company relies on agreements with third parties to provide construction services, goods, and technology necessary to enable us to complete the project construction
Our ability to implement and complete the development project depends, in part, on services, goods, and technology owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to complete our project. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Raw material costs and labor are a significant operating expense. The cost of raw materials and labor can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest and supply and demand considerations. For example, labor, a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Investors will depend on the ability of the Managing Members.
Investors will depend upon the ability of Managing Members to manage the Company and carry out other delegated functions of the project. The management team of the Managing Members will not be required to devote all of their business time to the Company. There can be no assurances that the Managing Members will be successful in selecting, hiring, training and/or retaining additional professionals that have the skill sets necessary to assist the Managing Members to achieve the Company's investment goals. In addition, investors herein will not be provided an opportunity to evaluate additional professionals, if any, hired by the Managing Members.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
While the Company is dependent on Hugh Wang and Lu Yang in order to conduct its operations and execute its business plan, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Hugh Wang or Lu Yang die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person would have a significantly adverse effect on the Company and its operations

Property liability claims could adversely impact our business and reputation.
Our business exposes us to potential structure liability risk, as well as warranty claims that are inherent in the design, manufacture, sale and use of our habitable units. In the event our finished housing unit actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected.

Cyclical and seasonal fluctuations in the economy, may have an effect on our real estate development business.
Both cyclical and seasonal fluctuations in housing market and interest rate may affect our business. Housing market can head to a severe downturn during recession or financial crisis. Seasonal fluctuation in interest rate may affect the mortgage loan market that may dampen the demand for housing and may cause sharp fluctuations in home prices.

The Company may become subject to legislation and regulation regarding building code change, and compliance with any new rules could be difficult and costly.
The government entities at federal, state and city level may enact new rule and standard on new home construction, public utilities and clean air that relate to public safety and climate change. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations.

The amount of capital the Company is attempting to raise in this offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's property development goal, the Company will need to procure additional funds from construction lender in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute to our construction plan and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our operating assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company is not a public company and so we are not subject to Sarbanes-Oxley regulations that requires the financial controls and safeguards required of public companies.
As a private company, we do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls.

Risk Relating to the Construction and Operation of the Property Development

The Company depends, in part, on our third-party contractor and its subcontractors to carry out the construction of the proposed project.
The failure or inability of the contractors and its subcontractors to comply with the specifications and requirements of our construction plan could result in cost overrun or delay and could adversely affect our reputation. Our third-party contractors and its subs are required to maintain the quality of our project and to comply with our project specifications and requirements for certain certifications. Our third-party contractors and its subs are also required to comply with all federal, state and local laws with respect to safety standards. The failure of our contractor and its subs conforming to industry quality standards could materially and adversely affect our reputation in the marketplace and result in product liability claims and severe economic loss.

Cost Overruns and Unexpected Events; Timing of Completion.
Cost overruns may be encountered as a result of numerous factors, including not only the delay in the construction of the project and the failure of certain contracted parties to complete their work in accordance with the contracted amount, necessitating the substitution of subcontractors and potential increases in pricing. Furthermore, unforeseen issues may be encountered that otherwise require an increase in the total acquisition/renovation budget that have not otherwise been reserved for in the contingency fund. An estimate of the total cost of the project, including, a projected timeline and cost estimates, is indicated above. If any of these overruns, failures or delays actually occur, capital expenditures on the project may exceed such estimates and the additional costs could have an adverse effect on future performance.

Laws and regulations relating to property development may the Company to additional costs and delays which could reduce profits.
The construction, development and marketing of the Project is subject, both directly and indirectly, to federal, state and local regulation, which may impose additional costs and delays which could reduce profits. For example, laws, rules and regulations concerning matters such as, but not limited to, zoning, other land use restrictions, safety regulations, disability laws, environmental protection or required additional equipment or features could have a

material adverse effect on the financial results of the Company. No assurance can be given that existing or future federal, state and local statutes, rules and regulations will not materially adversely affect the financial results of the Company.

Risk Related to the Securities

The Series A Preferred Shares ("The Securities") will not be freely tradable until one year from the initial purchase date. Although the stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for this type of equity securities offering under Regulation Crowdfunding. Because the Securities have not been registered under the Securities Act or under the Securities laws of any state or non-United States jurisdiction, the stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on your investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not have voting rights in the Company' operation or management affairs.
Purchasers will not have the right to vote upon matters of the Company even if and when the Securities are converted into common shares upon a liquidation event. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of the Securities which will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into common shares, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the common shares.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion.

The Company may never elect to distribute the dividends or undergo a liquidity event.

The Company may never undergo a liquidity event such as a sale of the Company or an orderly liquidation. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

THE OFFERING

9. What is the purpose of this offering?   This offering is to raise capital proceeds for the development and construction of a 4-unit mutli-family townhouse property in the City of Glendale, California.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds $	90,000	100,000
Less: Offering Expenses		
Escrow Fee (1.0%)	900	1,000
Doc & Marketing (est.)	2,000	2,000
Capital Raise Fee (7%)	6,300	7,000
Net Proceeds $	80,800	90,000
Use of Net Proceeds		
Architecture	80,800	82,000
Engineering Consultant	0	8,000
Total Use of Net Proceeds	80,800	90,000

11. How will the issuer complete the transaction and deliver securities to the investors?

The intermediary will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment ten days after the closing by FedEx mail and electronic copy by email.

12. How can an investor cancel an investment commitment?

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if issuer provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the Securities being offered.

100 shares of Series A Preferred Shares at the price of $1,000 per share. Minimum subscription is two (2) shares per investor.

Target Raised Amount (Minimum Amount): $90,000

Maximum Raised Amount: $100,000

Investment Closing Deadline: July 31, 2017

Preferred Shares carry preferred dividend of 5.0% p.a. cumulative payable upon declaration by Issuer. No voting right. Issuer has the right to redeem the Preferred Shares upon a Liquidity Event such as sale of the Company, refinance or sale of the subject property.

14. Do the Securities offered have voting rights?

Yes

✓ No

15. Are there any limitations on any voting or other rights identified above?

o Yes
o No

Explain: Not Applicable

16. How may the terms of the Securities being offered be modified?

The terms of the Securities being offered may be modified by a majority vote of the common shareholders.

Restrictions on Transfer of the Securities Being Offered

The Securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the Securities were issued, unless such securities are transferred:

(1) to the issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities ($) Authorized	Securities ($) Outstanding	Voting Rights (Y/N)	Other Rights
Preferred Stock	0	0		
Common Stock	50,000	10,000	Y	N/A
Debt Securities Warrants & Options	0	0		
	0	0		

18. How may the rights of the Securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19. Are there any differences not reflected above between the Securities being offered and each other class of security of the issuer?

    Yes

        ✓ No

Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the Securities being offered?

The principal shareholder by majority rule can modify the terms of the Securities offered.

21. How are the Securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the securities was determined arbitrarily. The price of the Securities does not necessary reflect the underlying company's asset value, net worth or revenue.

22. What are the risks to purchasers of the Securities relating to minority ownership in the issuer?

N/A

23. What are the risks to purchasers associated with corporate actions including:

- o   additional issuances of securities,
- o   issuer repurchases of securities,
- o   a sale of the issuer or of assets of the issuer or
- o   transactions with related parties?

If the Company issues more common shares, there will be no impact to the purchasers of the Securities. Purchasers of the Securities have no voting right or control if issuer takes action on Securities repurchase upon a Liquidity Event or Sale of the issuer or asset of the issuer. Purchaser of Securities have no bearing to the transactions with related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate %	Maturity Date	Other Material Terms
None				

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
None				

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;   None

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;   None

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or   None

(4) any immediate family member of any of the foregoing persons.   None

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

    ✓ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The issuer is a single asset holding entity newly formed for the sole purpose to develop a multi-family residential project in the City of Glendale, California. The single asset held by the issuer is the residential property purchased in Sept 2016 for a price of $660,000. The market value for the property is about $750,000. Issuer is going to use the funds raised through crowdfunding with owner's capital and bank loan for the construction of the approved 4-unit townhouse property. Upon completion, the value of the 4-unit townhouse property is estimate about $3.4 million based on current market prices of comparable townhome units in the area.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the most recently completed fiscal years or the period(s) since inception, if shorter. A principal executive officer must provide a certification as in the attached Financial Statements Certification Form.

See Exhibit I of Company prepared financial statement since inception and the Officer Certificate.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security?

Yes

✓ No

(ii) involving the making of any false filing with the Commission?

Yes

✓ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

Yes

✓ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction,   entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?

Yes

✓ No

(ii) involving the making of any false filing with the Commission?

Yes

✓ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

Yes

✓ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer?

Yes

✓ No

(B) engaging in the business of securities, insurance or banking?

Yes

✓ No

(C) engaging in savings association or credit union activities?

Yes

✓ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

Yes

✓ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

Yes

✓ No

(ii) places limitations on the activities, functions or operations of such person?

Yes

✓ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?

Yes

✓ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

Yes

✓ No

(ii) Section 5 of the Securities Act?

Yes

✓ No

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

Yes

✓ No

If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

Yes

✓ No

If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Yes

✓ No

If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include: (1) any other material information presented to investors; and (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Lu Yang, the issuer's managing member and 50% owner, is an independent contractor for MinnowCfunding LLC as Product Development Director to develop and review potential issuer for crowdfunding opportunities. Mr. Yang receives no compensation from MinnowCfunding LLC for the crowdfunding campaign by Stanley Grove LLC.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the issuer's website at: www.stanleygrove.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15 (d) of the Exchange Act.

(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT I

Stanley Grove LLC			Stanley Grove LLC		
Balance Sheet			**Income Statement**		
3/31/2017			**2/24/17-3/31/17**		
Cash	$2,100		Revenue	$0	
Real Property	$660,000		Architect Fee	$72,000	
Other Asset	$200		Property Tax	$3,400	
Total Asset	**$662,300**		Other Expense	$750	
Total Liabilities	$0		Total Expense	$76,150	
Contributed Capital	$738,450		Profit/Loss	**-$76,150**	
Profit/Loss YTD	-$76,150				
Total Liabilities and Net Worth	**$662,300**				

I, Lu Yang, certify that:

 (1) the financial statements of Stanley Grove LLC included in this Form are true and complete in all material respects; and

(2) there is no tax return of Stanley Grove LLC filed as Stanley Gove LLC is a newly formed company incorporated in California.

Signed:

Name: Lu Yang

Title: Managing Member

Stanley Grove LLC

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.